Exhibit 99.1

Atna Reports First Quarter Financials and Highlights

Vancouver, B.C. (May 12, 2005) Atna Resources Ltd. (ATN:TSX) (the “Company”) is pleased to release its interim consolidated financial statements, prepared without audit, for the three months ending March 30, 2005, and the Management’s Discussion and Analysis (“MD&A”) dated April 29, 2005. The following is a summary of the information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website link at http://www.atna.com/s/FinancialStatements.asp. and on http://www.sedar.com.

Highlights for the Three Months Ended March 31, 2005

•    The Company announced a mineral resource estimate on its Pinson Mine Property, Nevada.

•    The Company filed a NI43-101 technical report on the Pinson Mine Property, Nevada.

•    The Company appointed a new Chief Financial Officer, Vice President of Operations and Corporate Secretary

Results of Operations

General and administrative expenses of $309,217 (2004 - $293,617) represented an increase of $15,600 over the previous period. General and administrative expenses of note included exploration and business development, office expense, professional fees, shareholder communication, stock-based compensation and wages and benefits. Other items included the gain on the sale of marketable securities, the write-down of marketable securities and the loss on asset disposition.

Exploration and business development expenses of $15,714 (2004 - $80,254) represented a decrease of $64,540 over the previous period. The decrease was due to less focus on generating new prospects and more focus on the Pinson Mine project.

Office expenses of $54,168 (2004 - $(2,807)) represented an increase of $56,975 over the previous period. The increase was due to increased expenditures on administration, management fees, travel and related costs and loss on foreign exchange, all of which are components of office expense.

Professional fees of $44,954 (2004 - $5,961) represented an increase of $38, 993 over the previous period. The increase was due to a review of the Company’s salary and benefits package by an independent consultant and an increase in auditing and accounting costs.

Shareholder communications expenses of $126,855 (2004 - $49,135) represented an increase of $77,720 over the previous period. The increase was as a result of greater annual general meeting costs and increased investor relations activities.

The gain on sale of marketable securities of $308,000 (2004 - Nil) was as a result of the gain on the sale of 3.5 million Yukon Zinc Corp. shares during the period.

Write-down of marketable securities of $43,250 (2004 - Nil) was as a result of writing-down the Company’s marketable securities to the lower of the carrying or market value during the period.

Interest income of $59,892 (2004 - $21,249) represented an increase of $38,643 over the previous period. The increase was due to having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Net income of $14,218 (2004 - ($312,143)) represented an increase of $326,361 over the previous period. The increase was due to the sale of marketable securities and an increase in interest income over the previous period.

Outlook

The Company will continue to focus on the advancement of its mineral properties. The Company will continue to review, evaluate and acquire properties to ensure new opportunities for discovery. The Company’s primary objective is the discovery or acquisition of gold properties with potential for rapid advancement to feasibility, and the development of a profitable mining enterprise.

The Company’s 2005 efforts will focus primarily on advancing the Pinson Mine Project towards production through further resource delineation and underground development. The Company intends to fast-track the project towards production to create a positive cash flow environment for the Company which will be used to finance further exploration and corporate growth. The aggressive program will require additional sources of funds within the year.

For further information contact:

Atna Resources Ltd.: Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com